309 Technology Drive
Malvern, PA 19355

September 12, 2012

Via EDGAR

Howie Hallock
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Quaker Investment Trust
File No. 811-06260

Dear Mr. Hallock,

The following are the responses of Quaker Investment Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Preliminary Proxy Statement on Schedule 14A that was filed on August 21, 2012 on behalf of the Quaker Capital Opportunities Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Trust’s response to the comment.  Furthermore, included hereto, is the “Tandy” letter submitted by the Trust.

1.
Comment: In the section “Important Shareholder Information,” provide contextual background information relating to the Fund’s sub-adviser and how the sub-adviser’s recent performance contributed to the Board of Trustees (the “Board”) determination that the Fund should be liquidated.

Response: Prior to approving the Liquidation, the Board also considered the effects that the recent change in the sub-adviser to the Fund had had on the Fund’s performance.  The Board considered that, since ICC Capital Management, Inc. had been approved as the Fund’s sub-adviser on September 6, 2011, the Fund had continued to experience a downturn in performance and a decrease in assets under management.  This language has been added to the “Reasons for the Liquidation” section of the Proxy Statement.

2.
Comment: In the “Shareholder Options” section, provide the names of the Trust’s other funds and confirm that shareholders of the Fund are able to exchange shares of the Fund for shares in any of these other funds of the Trust.

Response: The other funds in the Trust are: Quaker Akros Absolute Return Fund, Quaker Event Arbitrage Fund, Quaker Global Tactical Allocation Fund, Quaker Mid-Cap Value Fund, Quaker Small-Cap Growth Tactical Allocation Fund, Quaker Small-Cap Value Fund and Quaker Strategic Growth Fund (collectively, the “Funds”).  Shareholders of the Fund may exchange their shares of the Fund for shares in any of these Funds.  This information has been added to the “Shareholder Options” section of the Proxy Statement.

3.	Comment: In the “Shareholder Options” section, confirm the latest date by which Fund shareholders could redeem or exchange their shares.

Response: Fund shareholders can redeem or exchange their shares prior to the Effective Date, which is defined in the “Summary of the Plan of Liquidation and Dissolution” section of the Proxy Statement as the date on which the Plan is approved by the affirmative vote of a majority of the Fund’s outstanding shares of record represented in person or by proxy at the Meeting, at which a quorum is present.  This information is included in the “Shareholder Options” section of the Proxy Statement.

4.
Comment: In the “Payments of Debts; Expenses of Liquidation and Dissolution” section, provide an estimate of the expenses to be incurred by the Fund in connection with the liquidation and dissolution of the Fund.

Response: The Fund will bear all of the expenses incurred by the Fund in carrying out the Plans including, all printing, legal, accounting, custodian, and transfer agency fees, and the expenses of any reports to or meeting of Shareholders, which are estimated to be $7,900.  The Trust has engaged Okapi Partners LLC (the “Proxy Solicitor”) to solicit proxies and voting instructions from brokers, banks, other institutional holders and individual Shareholders, as applicable, at an anticipated estimated cost of $6,000, including out of pocket expenses, which will be borne by the Fund.  This information has been added to the Proxy Statement, and the anticipated estimated cost includes expenses relating to the printing and mailing of proxy materials.

5.	Comment: Provide the anticipated date that the public offering of shares of the Fund will cease.

Response:  The Fund expects to cease the public offering of shares on the same date as the filing of the Definitive Proxy Statement on Schedule 14A, which is expected to be on or around September 12, 2012.

6.	Comment: Confirm that the liquidation and dissolution of the Fund will be conducted in accordance with Financial Accounting Standards.

Response: The liquidation and dissolution of the Fund, including the liquidating distribution to the Fund’s shareholders, will be conducted in accordance with the applicable Financial Accounting Standards.

As requested by the Staff of the Commission in connection with its review of the Trust’s Preliminary Proxy Statement on Schedule 14A that was filed on August 21, 2012, on behalf of the Fund, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Proxy Statement;
(b)
Staff comments or changes to disclosure in response to Staff comments in the Trust’s Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Justin Brundage
Justin Brundage
Secretary